Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
To the Boards of Directors of
The Vessel-Owning Subsidiaries:
We consent to the use of our report dated July 26, 2010 with respect to the combined balance sheets of Shinyo Loyalty Limited, Shinyo Kannika Limited, Shinyo Navigator Limited, Shinyo Ocean Limited, Shinyo Dream Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited (collectively, the “Vessel-Owning Subsidiaries”) as of December 31, 2008 and 2009, and the related combined statements of operations, shareholder’s equity/deficit and cash flows for each of the years in the three-year period ended December 31, 2009, incorporated by reference herein, which report appears in the Form 6-K of Navios Maritime Acquisition Corporation dated July 26, 2010.
/s/ KPMG
Hong Kong, China
September 10, 2010